UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

28 September 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Stock Exchange Announcement – “Demerger tax ruling for United States shareholders”.

2.	Private Letter Ruling received from United States Internal Revenue Service

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 28 September 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

September 28, 2011

Demerger tax ruling for United States shareholders

Telecom is pleased to announce that it has received a private letter ruling from the United States Internal Revenue Service to the effect that the Demerger will qualify as a tax-free distribution to US holders of Telecom shares or Telecom American Depositary Shares for US federal income tax purposes subject to the various qualifications set out in the attached statement.

Further details of this ruling are set out in that attached statement which should be read carefully. This statement updates section 12.4 of the Scheme Booklet which was published on 13 September 2011, prior to the receipt of the private letter ruling.

- ends –

Contact:

For media queries, please contact:

Ian Bonnar 027 215 7564

Corporate Communications Manager

+64 (0) 27 215 7564

For investor enquiries, contact:

Mark Laing

GM Capital Markets

+64 (0) 27 227 5890

Private Letter Ruling Received from United States Internal Revenue Service

Telecom has received a private letter ruling from the United States Internal Revenue Service (the “IRS”) to the effect that the Demerger will qualify as a tax-free distribution to US holders (as defined in the Scheme Booklet, dated September 13, 2010, relating to the Demerger) of Telecom shares or Telecom American Depositary Shares (“ADSs”), for US federal income tax purposes, under Section 355 of the Internal Revenue Code of 1986, as amended (the “US Tax Code”). The private letter ruling provides that, for US federal income tax purposes:

•	no gain or loss will be recognized by, and no amount will otherwise be included in the income of, the shareholders of Telecom on the receipt of New Chorus shares or New Chorus ADSs in the Demerger;

•

the holding period of the New Chorus shares or New Chorus ADSs received by each shareholder of Telecom in the Demerger will include the holding period of the Telecom shares or Telecom ADSs with respect to which such New Chorus shares or New Chorus ADSs were received;

•

each Telecom shareholder’s basis in a Telecom share or Telecom ADS will be allocated between the Telecom share or Telecom ADS with respect to which the Demerger is made and the New Chorus share or New Chorus ADS received with respect to that share in proportion to their relative fair market values.

Although the private letter ruling relating to the qualification of the Demerger under Section 355 of the US Tax Code will generally be binding on the IRS, the initial and continuing validity of such ruling will be subject to the accuracy of factual representations and certain assumptions. Also, the IRS has not made determinations in the private letter ruling as to whether certain requirements (i.e., the US Tax Requirements), which are necessary to obtain tax-free treatment under Section 355 of the US Tax Code and on which the IRS will not rule as part of its general policy not to rule on factual matters, have been satisfied. Rather, such private letter ruling is based upon representations by Telecom that the US Tax Requirements have been satisfied. If any of the representations or assumptions upon which such private letter ruling is based are incorrect or untrue in any material respect, or the facts upon which the private letter ruling is based are materially different from the facts at the time of the Demerger, the private letter ruling could be invalidated.

As a result of this IRS policy not to rule on factual matters, Telecom also expects to receive the opinion of Skadden, Arps, Slate, Meagher and Flom LLP, special tax counsel to Telecom, to the effect that the Demerger should satisfy the US Tax Requirements. Opinions of counsel are not binding on the IRS or the courts. As a result, the conclusions expressed in the opinion of counsel could be challenged by the IRS and a court could sustain such a challenge. The opinion of counsel will be based on the US Tax Code, the Treasury regulations promulgated thereunder, administrative rulings and court decisions, all as in effect as of the date on which the opinion is issued and all of which are subject to change, possibly with retroactive effect. In addition, the opinion of counsel will be based upon certain assumptions and factual representations made by the officers of Telecom, as well as certain undertakings made by Telecom. If any of those factual representations or assumptions is incorrect or untrue in any material respect, any undertaking is not complied with, or the facts upon which the opinion is based are materially different from the facts at the time of the Demerger, the Demerger may not qualify for tax-free treatment.

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TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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